Exhibit 99.1

Navios Maritime Acquisition Corporation Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2013

MONACO—(Marketwired - Nov 13, 2013) - Navios Maritime Acquisition Corporation (NYSE: NNA)

•	Revenue:

•	41.3% increase in Q3 to $53.4 million

•	32.1% increase in nine months to $144.6 million

•	EBITDA:

•	21.8% increase in Q3 to $29.2 million

•	22.9% increase in nine months to $86.5 million

•	Quarterly dividend declared of $0.05 per share

•	79% increase in operational fleet, 15 vessels delivered YTD

•	Agreed to acquire three VLCC vessels for $163.0 million

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, today reported its financial results for the third quarter and nine months ended September 30, 2013.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “I am pleased with our results. We grew revenue by 41.3% and EBITDA by 21.8% over Q3 2012. As a result of a strong performance, we declared a quarterly dividend of $0.05, resulting in a yield of 5.0%.”

Angeliki Frangou continued, “Year to date, we have taken delivery of 15 vessels, increasing our operational feet by 79% to 34 vessels. In total, we have a fleet of 44 vessels, including the three modern VLCCs we recently agreed to acquire.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Dividend of $0.05 per share of common stock

On November 8, 2013, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2013 of $0.05 per share of common stock. The dividend is payable on January 7, 2014 to stockholders of record as of December 19, 2013.

Vessel Acquisitions

In November 2013, Navios Acquisition agreed to acquire three VLCC vessels, built in 2009, 2010 and 2011, respectively, for a total purchase price of $163.0 million. Navios Acquisition is expected to finance these acquisitions with cash on balance sheet and 60% bank debt on terms consistent with its existing facilities. The vessels are expected to be delivered in the first quarter of 2014.

Vessel Deliveries-From 19 vessels in the water at the beginning of the year to 34 vessels YTD

Navios Acquisition currently owns 44 vessels, 33 product tankers and 11 VLCCs, of which, 34 vessels are currently in the water and the remaining 10 vessels are still to be delivered, 7 of which are newbuildings.

On October 23, 2013, Navios Acquisition took delivery of the Nave Lucida, a 2005-Japanese built MR2 product tanker vessel of 47,999 dwt. The Nave Lucida has been chartered out to a quality counterparty for one year at a base rate of $12,500 (net) per day, plus 100% profit sharing up to $14,000 (net) per day; thereafter, profit sharing will be split equally between each party. The charterer has been granted an option for an additional year at an increased rate of $13,500 (net) per day, plus 100% profit sharing up to $15,000 (net) per day; thereafter, profit sharing will be split equally between each party.

On September 30, 2013, Navios Acquisition took delivery of the Bougainville, a 50,626 dwt MR2 product tanker from a South Korean shipyard. The Bougainville has been chartered out to a quality counterparty for four years at a base rate of $15,356 (net) per day plus 100% profit based on an index, with a ceiling of $20,475 (net) per day. Charter base and ceiling rates will increase 2% per annum.

On September 24, 2013, Navios Acquisition took delivery of the Nave Dorado, a 2005-Japanese built MR2 product tanker vessel of 47,999 dwt. The Nave Dorado has been chartered out to a quality counterparty for one year at a base rate of $12,500 (net) per day, plus 100% profit sharing up to $14,000 (net) per day; thereafter, profit sharing will be split equally between each party. The charterer has been granted an option for an additional year at an increased rate of $13,500 (net) per day, plus 100% profit sharing up to $15,000 (net) per day; thereafter, profit sharing will be split equally between each party.

On September 5, 2013, Navios Acquisition took delivery of the Nave Constellation, a 45,281 dwt Chemical tanker, from a South Korean shipyard. The Nave Constellation has been chartered out to a quality counterparty for two years at a rate of $14,869 (net) per day, plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional year at a rate of $16,088 net per day, plus 50% profit sharing.

On September 3, 2013, Navios Acquisition took delivery of the Nave Alderamin, a 49,998 dwt MR2 product tanker vessel, from a South Korean shipyard. The Nave Alderamin has been chartered out to a quality counterparty for six months at a rate of $13,163 (net) per day plus 50% profit sharing based on a formula.

The Company financed the acquisitions of the vessels described above through a combination of debt and existing cash.

Issuance of Notes

In November 2013, Navios Acquisition and Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance”) completed the sale of $610.0 million of 8 1/8% First Priority Ship Mortgages (the “2021 Notes”). The 2021 Notes are guaranteed by Navios Acquisition’s direct and indirect subsidiaries. The 2021 Notes are secured by first priority ship mortgages on 12 vessels aggregating approximately 2.6 million deadweight tons owned by certain subsidiary guarantors.

Navios Acquisition and Navios Acquisition Finance have commenced a tender offer (the “Tender Offer”) for any and all of their outstanding 8 5/8% First Priority Ship Mortgage Notes due 2017 (the “2017 Notes”) and a consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default, and release the liens for the benefit of the holders on the assets that secure the 2017 Notes, and make other changes to provisions contained in the indenture governing the 2017 Notes.

The Tender Offer expires on November 26, 2013.

Equity Issuance

On September 16, 2013, Navios Acquisition raised $100.0 million through the issuance of 25,974,026 shares of common stock, at a price of $3.85 per share. Navios Maritime Holdings Inc. (“Navios Holdings”) participated in half of the offering.

Total net proceeds of the above transactions, net of agents’ costs of $3.5 million and estimated offering costs of $0.4 million, amounted to $96.1 million.

Time Charter Coverage

Extension of Time Charter for Six LR1 Product Tankers

In September 2013, Navios Acquisition agreed to extend the existing charters on the LR1 Product Tankers Nave Atropos, Nave Rigel and Nave Ariadne for an additional 18 month period. The first six months of the charter extension will be performed at the existing base rate plus 50% profit sharing while the next 12 months at an increased base rate of $12,838 net per day plus 50% profit sharing.

Navios Acquisition has also agreed to extend the existing charters on the LR1 Product Tankers Nave Cassiopeia, Nave Cetus and Nave Cielo. Currently these three vessels are on charter for $11,850 net per day plus 50% profit sharing. These charters have been extended for an additional 12 month period at an increased base rate of $12,838 net per day plus 50% profit sharing.

New Charters

In September 2013, Navios Acquisition announced that the Nave Equinox and the Nave Pulsar have been chartered out to a quality counterparty for six months at a rate of $13,331 net per day plus profit sharing based on a formula which incorporates a premium when vessels are trading in ice. The charterer has been granted an option for an additional six months on the same terms.

As of November 13, 2013, Navios Acquisition has contracted 99.5%, 74.1% and 42.3% of its available days on a charter-out basis for 2013, 2014 and 2015, respectively, equivalent to $193.7 million, $200.8 million and $152.2 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $20,124, $19,350 and $22,641 for 2013, 2014 and 2015, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three months and nine months ended September 30, 2013 and 2012. The quarterly information for 2013 and 2012 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended September 30, 2013 (unaudited)	Three Month Period ended September 30, 2012 (unaudited)	Nine Month Period ended September 30, 2013 (unaudited)	Nine Month Period ended September 30, 2012 (unaudited)
Revenue	$53,372	$37,761	$144,601	$109,423
EBITDA	$29,207	$23,984	$86,513	$70,388
Net Loss	$(4,114)	$(1,415)	$(4,915)	$(4,131)
Adjusted Net Loss(1)	$(1,685)	$(1,415)	$(867)	$(4,131)
Loss per share (basic and diluted)	$(0.03)	$(0.03)	$(0.05)	$(0.09)
Adjusted Net Loss per share (basic and diluted) (1)	$(0.01)	$(0.03)	$(0.01)	$(0.09)

(1)	Adjusted Net Loss and Adjusted Net Loss per share (basic and diluted) for the three and the nine month period ended September 30, 2013, exclude $2.4 million and $4.0 million respectively of accelerated amortization of the intangible assets associated with the charter-out contracts of two MR2 product tanker vessels, following charterer’s default.

EBITDA, Adjusted Net Loss and Adjusted Net Loss per share are non-GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of EBITDA).

Three month periods ended September 30, 2013 and 2012

Revenue for the three month period ended September 30, 2013 increased by $15.6 million or 41.3% to $53.4 million, as compared to $37.8 million for the same period in 2012. The increase was mainly attributable to the acquisitions of the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and Nave Equinox in June 2013, the Nave Capella, the Nave Pulsar and the Nave Universe in July 2013, the Nave Celeste in August 2013, the Nave Constellation, the Nave Alderamin, the Nave Dorado and the Bougainville in September 2013. As a result of the vessel acquisitions, available days of the fleet increased to 2,646 days for the three month period ended September 30, 2013, as compared to 1,472 days for the three month period ended September 30, 2012. The increase in revenue was partially mitigated by the decrease in time charter equivalent (“TCE”) to $18,835 for the three month period ended September 30, 2013, from $25,185 for the three month period ended September 30, 2012.

EBITDA for the three month period ended September 30, 2013, increased by $5.2 million to $29.2 million, as compared to $24.0 million for the same period in 2012. The increase in EBITDA was due to: (a) $15.6 million increase in revenue due to the acquisitions of the vessels described above; and (b) $0.4 million increase in other income/(expense), net. The above increase was partially mitigated by: (i) $2.9 million increase in time charter expenses (ii) $7.6 million increase in management fees; and (iii) $0.3 million increase in general and administrative expenses.

Net loss for the three month period ended September 30, 2013, amounting to $4.1 million was adversely affected by $2.4 million of accelerated amortization of the intangible assets associated with the charter-out contracts of two MR2 tanker vessels. Excluding this one-off item, Adjusted Net loss for the three month period ended September 30, 2013, amounted to $1.7 million compared to a $1.4 million Net loss for the three month period ended September 30, 2012. The increase in Net loss by $0.3 million was due to (a) $2.9 million increase in depreciation and amortization due to the acquisitions of vessels described above; (b) $2.5 million increase in interest expense and finance cost net; and c) $0.1 million decrease in interest income, partially mitigated by a $5.2 million increase in EBITDA.

Nine month periods ended September 30, 2013 and 2012

Revenue for the nine month period ended September 30, 2013 increased by $35.2 million or 32.1% to $144.6 million, as compared to $109.4 million for the same period in 2012. The increase was mainly attributable to the acquisition of the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and Nave Equinox in June 2013, the Nave Capella, the Nave Pulsar and the Nave Universe in July 2013, the Nave Celeste in August 2013, the Nave Constellation, the Nave Alderamin, the Nave Dorado and the Bougainville in September 2013. As a result of the vessel acquisitions, available days of the fleet increased to 6,573 days for the nine month period ended September 30, 2013, as compared to 4,107 days for the nine month period ended September 30, 2012. The increase in revenue was partially mitigated by the decrease in the time charter equivalent (“TCE”) to $21,256 for the nine month period ended September 30, 2013, from $26,074 for the nine month period ended September 30, 2012.

EBITDA for the nine month period ended September 30, 2013, increased by $16.1 million to $86.5 million, as compared to $70.4 million for the same period in 2012. The increase in EBITDA was due to a $35.2 million increase in revenue due to the acquisitions of the vessels described above. The above increase was partially mitigated by: (i) $15.5 million increase in management fees; (ii) $0.8 million increase in general and administrative expenses; and (iii) $0.2 million increase in other (expense)/ income, net and (iv) $2.6 million increase in time charter expenses.

Net loss for the nine month period ended September 30, 2013, amounting to $4.9 million was adversely affected by $4.0 million of accelerated amortization of the intangible assets associated with the charter-out contracts of two MR2 tanker vessels. Excluding this one-off item, Adjusted Net loss for the nine month period ended September 30, 2013 was $0.9 million as compared to $4.1 million net loss for the nine month period ended September 30, 2012. The decrease in net loss by $3.3 million was due to a $16.1 million increase in EBITDA, partially mitigated by a: (a) $0.4 million increase in direct vessel expenses; (b) $6.8 million increase in depreciation and amortization due to the acquisitions of vessels discussed above; (c) $5.6 million increase in interest expense and finance cost, net and (d) $0.1 million decrease in interest income.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three and nine months ended September 30, 2013 and 2012.

	Three month period ended September 30,		Nine month period ended September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
FLEET DATA
Available days(1)	2,646	1,472	6,573	4,107
Operating days(2)	2,618	1,468	6,542	4,079
Fleet utilization(3)	98.9%	99.7%	99.5%	99.3%
Vessels operating at period end	33	17	33	17
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$18,835	$25,185	$21,256	$26,074

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charter Equivalent Rate: Time Charter Equivalent Rate is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The Time Charter Equivalent Rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Wednesday, November 13, 2013 at 8:30 am ET., at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the third quarter and nine months ended September 30, 2013.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 6832 1021

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 6832 1021

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be available by 8:00 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	September 30, 2013	December 31, 2012
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$101,608	$42,846
Restricted cash	6,357	21,163
Accounts receivable, net	11,437	5,103
Prepaid expenses and other current assets	2,617	2,683
Total current assets	122,019	71,795

Vessels, net	1,389,963	940,738
Deposits for vessels acquisitions	84,414	276,142
Deferred finance costs, net	19,160	20,727
Goodwill	1,579	1,579
Intangible assets-other than goodwill	41,526	51,233
Other long-term assets	4,350	897
Deferred dry dock and special survey costs, net	5,464	7,533
Total non-current assets	1,546,456	1,298,849

Total assets	$1,668,475	$1,370,644

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,184	$1,277
Dividend payable	7,115	2,410
Accrued expenses	23,120	12,951
Due to related parties, short term	858	27,815
Deferred revenue	3,467	3,651
Current portion of long-term debt	37,580	19,724

Total current liabilities	73,324	67,828

Long-term debt, net of current portion and premium	1,063,547	974,362
Loans due to related party	—	35,000
Due to related parties, long term	5,159	57,701
Other long-term liabilities	—	204
Unfavorable lease terms	3,732	4,245

Total non-current liabilities	1,072,438	1,071,512

Total liabilities	1,145,762	1,139,340

Commitments and contingencies	—	—
Series D Convertible Preferred stock 1,200 and 600 shares issued and outstanding with $12,000 and $6,000 redemption amount as of each of September 30, 2013 and December 31, 2012	12,000	6,000
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of each of September 30, 2013 and December 31, 2012	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 134,614,942 and 40,517,413 issued and outstanding as of each of September 30, 2013 and December 31, 2012	13	4
Additional paid-in capital	536,417	246,102
Accumulated Deficit	(25,717)	(20,802)

Total stockholders’ equity	510,713	225,304

Total liabilities and stockholders’ equity	$1,668,475	$1,370,644

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three Months Ended September 30, 2013 (unaudited)	For the Three Months Ended September 30, 2012 (unaudited)	For the Nine Months Ended September 30, 2013 (unaudited)	For the Nine Months Ended September 30, 2012 (unaudited)
Revenue	$53,372	$37,761	$144,601	$109,423
Time charter and voyage expenses	(3,534)	(678)	(4,891)	(2,337)
Direct vessel expenses	(786)	(789)	(2,310)	(1,892)
Management fees	(19,408)	(11,813)	(49,332)	(33,870)
General and administrative expenses	(1,438)	(1,168)	(3,645)	(2,845)
Depreciation and amortization	(17,759)	(12,402)	(47,212)	(36,391)
Interest income	17	100	272	391
Interest expenses and finance cost, net	(14,793)	(12,308)	(42,178)	(36,627)
Other income/ (expense), net	215	(118)	(220)	17

Net loss	$(4,114)	$(1,415)	$(4,915)	$(4,131)

Dividend declared on preferred shares Series B	(27)	(27)	(81)	(81)
Dividend on Series D preferred shares	(15)	—	(15)	—
Undistributed loss attributable to Series C participating preferred shares	267	230	301	671

Net loss attributable to common shareholders	(3,889)	(1,212)	(4,710)	(3,541)

Net loss per share, basic	$(0.03)	$(0.03)	$(0.05)	$(0.09)

Weighted average number of shares, basic	112,593,485	40,517,413	85,774,797	40,517,413

Net loss per share, diluted	$(0.03)	$(0.03)	$(0.05)	$(0.09)

Weighted average number of shares, diluted	112,593,485	40,517,413	85,774,797	40,517,413

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	For the Nine Months Ended September 30, 2013 (unaudited)	For the Nine Months Ended September 30, 2012 (unaudited)
Operating Activities
Net loss	$(4,915)	$(4,131)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	47,212	36,391
Amortization of deferred finance cost, net	2,120	2,208
Amortization of dry dock and special survey costs	2,310	1,892
Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses and other current assets	66	(327)
(Increase)/ decrease in accounts receivable	(6,334)	1,737
(Increase)/decrease in restricted cash	(1,228)	343
(Increase)/ decrease in other long term assets	(3,453)	425
Decrease in accounts payable	(93)	(477)
Increase in accrued expenses	10,169	7,619
Payments for dry dock and special survey costs	(241)	(3,086)
(Decrease)/increase in due to related parties	(60,198)	32,280
Decrease in deferred revenue	(184)	(755)
Decrease in other long term liabilities	(204)	(206)

Net cash (used in)/ provided by operating activities	$(14,973)	$73,913

Investing Activities
Acquisition of vessels	(275,705)	(45,025)
Deposits for vessel acquisitions	(9,950)	(151,033)
Decrease in restricted cash	10,076	15,848

Net cash used in investing activities	$(275,579)	$(180,210)

Financing Activities
Loan proceeds, net of deferred finance costs	155,963	148,005
Loan repayment to related party	(35,000)	(10,000)
Loan repayments	(49,836)	(9,620)
Dividend paid	(12,493)	(7,321)
Payment to related party	(22,800)	—
Decrease/(increase) in restricted cash	5,958	(10,182)
Net proceeds from equity offering	307,522	—

Net cash provided by financing activities	$349,314	$110,882

Net increase in cash and cash equivalents	58,762	4,585
Cash and cash equivalents, beginning of year	42,846	41,300

Cash and cash equivalents, end of period	$101,608	$45,885

EXHIBIT II

Reconciliation of EBITDA to Net Cash provided by Operating Activities

(Expressed in thousands of U.S. dollars)

	Three Month Period Ended September 30, 2013 (unaudited)	Three Month Period Ended September 30, 2012 (unaudited)	Nine Month Period Ended September 30, 2013 (unaudited)	Nine Month Period Ended September 30, 2012 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by /(used in) by operating activities	$3,576	$30,432	$(14,973)	$73,913
Net increase /(decrease) in operating assets	8,210	(133)	11,190	908
Net decrease/(increase) in operating liabilities	3,468	(17,760)	50,510	(38,461)
Net interest cost	14,776	12,208	41,906	36,236
Deferred finance costs	(823)	(763)	(2,120)	(2,208)

EBITDA(1)	$29,207	$23,984	$86,513	$70,388

(1)	Three Month Period Ended September 30, 2013	Three Month Period Ended September 30, 2012	Nine Month Period Ended September 30, 2013	Nine Month Period Ended September 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash (used in)/ provided by operating activities	$3,576	$30,432	$(14,973)	$73,913
Net cash used in investing activities	$(174,680)	$(41,802)	$(275,579)	$(180,210)
Net cash provided by financing activities	$164,912	$15,192	$349,314	$110,882

Disclosure of Non-GAAP Financial Measures

EBITDA

EBITDA represents net income/ (loss) plus interest expenses and finance cost plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Acquisition believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Built/Delivery Date	DWT
Owned Vessels
Nave Constellation	Chemical Tanker	2013	45,281
Nave Universe	Chemical Tanker	2013	45,513
Nave Polaris	Chemical Tanker	2011	25,145
Nave Cosmos	Chemical Tanker	2010	25,130
Bougainville	MR2 Product Tanker	2013	50,626
Nave Alderamin	MR2 Product Tanker	2013	49,998
Nave Bellatrix	MR2 Product Tanker	2013	49,999
Nave Capella	MR2 Product Tanker	2013	49,995
Nave Orion	MR2 Product Tanker	2013	49,999
Nave Titan	MR2 Product Tanker	2013	49,999
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Atria	MR2 Product Tanker	2012	49,992
Buddy	MR2 Product Tanker	2009	50,470
Bull	MR2 Product Tanker	2009	50,542
Nave Equinox	MR2 Product Tanker	2007	50,922
Nave Pulsar	MR2 Product Tanker	2007	50,922
Nave Dorado	MR2 Product Tanker	2005	47,999
Nave Lucida	MR2 Product Tanker	2005	47,999
Nave Atropos	LR1 Product Tanker	2013	74,695
Nave Rigel	LR1 Product Tanker	2013	74,673
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Cielo	LR1 Product Tanker	2007	74,671
Shinyo Kieran	VLCC	2011	297,066
Shinyo Saowalak	VLCC	2010	298,000
Nave Celeste	VLCC	2003	298,717
Shinyo Kannika	VLCC	2001	287,175
Shinyo Ocean	VLCC	2001	281,395
C. Dream	VLCC	2000	298,570
Shinyo Navigator	VLCC	1996	300,549
Shinyo Splendor	VLCC	1993	306,474

Owned Vessels to be delivered
TBN	VLCC	Q1 2014	297,168
TBN	VLCC	Q1 2014	297,376
TBN	VLCC	Q1 2014	297,491
TBN	MR2	Q1 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q3 2014	51,200
TBN	MR2	Q4 2014	50,000
TBN	MR2	Q4 2014	51,200
TBN	MR2	Q1 2015	51,200
TBN	MR2	Q2 2015	51,200

CONTACT INFORMATION

•	Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com